[ROCKVILLE LETTERHEAD]

October 21, 2009

Mr. Christian Windsor
Mr. Matt McNair
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:          Rockville Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 000-51239

Dear Messrs. Windsor and McNair:

We have reviewed the additional comments on the Rockville Financial, Inc. (“Rockville”) on the above Report provided to us by Mr. Windsor in a letter dated October 8, 2009. We appreciate your comments and respectfully submit our responses for your review. Our responses are keyed to the sequential numbering of the comments in the letter and to the headings used in the letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.
Please refer to comment 1 in our letter dated September 18, 2009. We note that your response letters dated September 2, 2009 and October 2, 2009 did not include the “Tandy representations” as requested in our comment letter dated August 19, 2009 (see page 3) and which have been included as part of the closing of this letter. Please provide the required representations as either separate correspondence or as part of your response to this comment letter, sighed by an officer who has the authority to bind the registrant.

Response:
Rockville acknowledges that:
(1)	It is responsible for the adequacy of the disclosures in the Form 10-K for the fiscal year ended December 31, 2008;
(2)	Comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and
(3)	It may not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In so doing, Rockville understands that these representations should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving Rockville by the SEC.

Item 13.  Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 35 of Definitive Proxy Statement on Schedule 14A

2.
We note your response to comment 2 in our letter dated September 18, 2009.  In particular, we note your proposed disclosure. To the extent such disclosure accurately describes your policies and procedures for the review, approval or ratification of related-party transactions, please confirm that such disclosure will be included in future filings.

Response:

Rockville confirms that such disclosure will be included in future filings modified, if necessary, to reflect any relevant changes to our policies and procedures.

3.	We note your response to comment 3 in our letter dated September 18, 2009. We are unable to concur that discounted loans to related persons are not required to be disclosed, despite your discounted loan programs that are offered to the general public from time to time. Therefore, with respect to these loans, please provide to the staff the information required by Item 404(a)(5) of Regulation S-K and revise future filings accordingly. In addition, we are unable to concur that the value of the preferential loan rates made to your named executive officers does not need to be reflected in the Summary Compensation Table. Therefore, please confirm that future filings will be revised accordingly. Also, please advise the staff whether the value of any preferential loan rates on loans made to your named executive officers are reflected in your Summary Compensation Table.

Response:

We provide the following information with regard to executive officers and directors or director nominees (and their immediate families) in accordance with Regulation S-K Item 404(a)(5) in the form of disclosure we intend to replicate in future filings, as appropriate:

Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and must not involve more than the normal risk of repayment or present other unfavorable features. Notwithstanding this rule, federal regulations permit banks like Rockville Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all Bank employees and does not give preference to any executive officer or director over any other employee.  Rockville Bank maintains certain loan programs whereby employees with one year of service or more, including executive officers and directors, may obtain loans with an interest rate discount.  From time to time, Rockville Bank also makes loans and extensions of credit, directly and indirectly, to its executive officers and directors that are not part of an employee discount loan program.  These loans are made in the ordinary course of business, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Rockville Bank, and do not involve more than the normal risk of collectibility or present other unfavorable features.

The following information is furnished for outstanding loans made by Rockville Bank to executive officers and directors under the discounted loan programs:

Name	Acct #	Orig. Loan Date	Loan Type	Original Note Rate	Current Rate	Largest Aggregate Princ. Outstanding for 2008	Princ. Bal as of 12/31/08	Interest Paid in 2008
Michael A. Bars*	7149698301	3/3/2006	Fixed Residential	6.375%	4.75% Rate Modified	$252,801.28	$242,812.00	$14,475.56

David A. Engelson*	4149665501	10/22/2004	Fixed Residential	5.375%	4.75% Rate Modified	$94,599.72	$74,475.18	$3,875.46

Pamela J. Guenard	1149607501	8/13/2003	Fixed Residential	5.375%	5.375%	No employee rate reduction requested	$92,503.22	$5,025.22

William J. McGurk**	6408495001	5/5/2003	ARM Loan- .50% off Rate Margin	4.250%	2.875%	$61,028.15	$47,579.51	$2,054.62

Peter F. Olson	6149657301	6/21/2004	Fixed Residential	5.000%	4.500%	$103,438.13	$96,475.52	$4,512.27

Richard M. Tkacz	26199675021	7/21/2007	Fixed Rate Home Equity	6.500%	6.500%	No employee rate reduction requested	$122,391.70	$8,155.79

Richard J. Trachimowicz	6408640501	9/29/2008	ARM Loan- .50% off Rate Margin	5.375%	4.875%	$297,000.00	$296,267.14	$2,499.11

   *Rate modified for $500 fee when we offered a modification program. This has since been discontinued.
 ** Fixed/adjustable loan that has since rolled to an adjustable loan, priced to T-Bill plus margin, less allowable employee deduction.

The related person loans are made consistent with the requirements of Federal Reserve Regulation O, the terms are identical to the loan programs offered to employees generally.  The “value” of the preferential loans made to named executive officers is not reflected in the Company’s Summary Compensation Table and we don’t believe it is required to be so disclosed. The loan program is not a “perquisite” for purposes of the SCT. We point out that the SEC has previously taken the position in SEC Release Nos. 33- 8655, 34-53185 that “otherwise, an item is a perquisite or personal benefit if it confers a direct or indirect benefit that has a personal aspect, without regard to whether it may be provided for some business reason or for the convenience of the company, unless it is generally available on a non-discriminatory basis to all employees.”

If you require any additional information concerning this matter, please call me at (860) 291-3626 or our counsel, William W. Bouton III at (860) 725-6210.

Thank you for your attention to this matter.

ROCKVILLE FINANCIAL, INC.

By:  /s/ John T. Lund
John T. Lund
SVP, Chief Financial Officer and Treasurer

cc:           William J. McGurk
William W. Bouton III, Esq.